Item 2.  Acquisition or Disposition of Assets

                              MAIN PARK APARTMENTS
                               Duncanville, Texas

         On February 4, 1998, Apple Residential Income Trust, Inc. (the "Company") purchased the Main Park Apartments located at 1303 South Main Street in Duncanville (southwest of Dallas), Texas (The "Property").

         The Property comprises 192 apartment units. The purchase price for the Property was $8,000,000. The seller was MGW Apartments Partnership, a Texas limited partnership which is not affiliated with the Company, Apple Residential Advisors, Inc. or their Affiliates. The entire purchase price was paid using proceeds from the sale of Company common shares. Title to the Property was conveyed to the Company by limited warranty deed.

         LOCATION. The Property is located on South Main Street in Duncanville, southwest of Dallas, within the greater Dallas/Fort Worth Consolidated Metropolitan Statistical Area, or as it is called locally, "The Metroplex." The following information is based in part upon information provided by the Dallas Chamber of Commerce.

         The Dallas/Fort Worth Metroplex is in the north-central part of Texas and is composed of nine counties. The 1996 population of The Metroplex was approximately 4,400,000. Dallas is the second largest city in the state, behind Houston.

         The economy of the Dallas/Fort Worth area is complex and diversified. Key economic factors include a large manufacturing base (including as products military hardware, electronics, automobiles, industrial equipment, oil-field parts, food products and chemicals), banking, insurance services, communications, oil and gas production and air transportation. Major employers in the area include Texas Instruments, Southwestern Bell, General Motors, J.C. Penney, NationsBank and Vought Aircraft Company.

         The Metroplex is also an established transportation center for the nation. The Dallas/Fort Worth International Airport occupies approximately 17,800 acres of land between the two cities. It is the largest commercial airport in the United States in terms of land area, and is the fourth busiest airport in the world, with 1,700 daily arrivals and departures.

         The area also has a well-established system of interstate highways and supporting secondary routes. The Metroplex is located at the hub of Interstates 35,45, 20 and 30. Two outer loops, Interstate 635 in Dallas and Interstate 820 in Fort Worth, surround the respective cities.


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         The many  institutions of higher learning in the area include  Southern
Methodist University, the University of Texas at Dallas, the University of Texas at Arlington, the University of North Texas, and Texas Christian University.

         The immediate area surrounding the Property consists of other multi-family, single-family, commercial and retail development. The Property is located near restaurants, businesses, schools, and churches, and is readily accessible from Interstate 20 and Highway 67. The Property is an approximately 20-minute drive from downtown Dallas.

         DESCRIPTION OF THE PROPERTY. The Property consists of 192 garden-style apartment units in 24 two-story buildings on approximately 10.4 acres of land. The Property was constructed in 1984.

         The Property offers eight different unit types. The unit mix and rents being charged new tenants as of February, 1998 are as follows:

                                                    Approximate
                                                     Interior
Quantity          Type                            Square Footage  Monthly Rental

    49      One bedroom/one bathroom                     757         $579
    11      One bedroom/one bathroom (view)              757          609
    22      One bedroom/one bathroom w/den               901          689
     8      One bedroom/one bathroom w/den (view)        901          709
    39      Two bedrooms/two bathrooms                 1,056          749
    15      Two bedrooms/two bathrooms (view)          1,056          769
    38      Two bedrooms/two bathrooms                 1,058          769
    10      Two bedrooms/two bathrooms (view)          1,058          789


         The apartments provide a total of approximately 180,000 square feet of net rentable area.


         The Company believes that the Property has generally been well maintained and is in good condition. The Company has budgeted approximately $144,000 for additional capital improvements to the Property. These improvements will include clubhouse renovations, exterior painting and interior upgrades.


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         Leases at the  Property  are  generally  for terms of one year or less.
Average rental rates for the past five years have generally increased. As an example, a two-bedroom, two-bathroom apartment unit (1,058 square feet) rented for $608 in 1993, $618 in 1994, $655 in 1995, $683 in 1996 and $702 in 1997. The
average effective annual rental per square foot at the Property for 1993, 1994, 1995, 1996 and 1997 was $7.08, $7.20, $7.63, $7.96, and $8.18, respectively.

         The buildings are wood-frame construction with a combination of brick veneer and masonite hardboard siding on reinforced concrete slab foundations. Roofs are sloped fiberglass shingled on plywood.

         The Property has two outdoor swimming pools, a jacuzzi, two laundry facilities and a wooded creek view. There is also a clubhouse which includes a kitchen, entertainment area and leasing office. There is ample paved parking for the tenants.

         All apartment units have wall-to-wall carpeting in the living areas and vinyl floors in the kitchen, bath, entry and utility areas. Each apartment unit has a cable television hook-up and an individually controlled heating and air conditioning unit. Each kitchen is equipped with a refrigerator/freezer, electric range and oven, dishwasher and garbage disposal. Each apartment unit has a fireplace, washer/dryer connections, miniblinds, exterior storage and a private balcony or patio. All upstairs units have vaulted ceilings. The owner of the Property pays for cold water, gas usage for hot water, sewer service and trash removal. Tenants pay for their own electricity service, which includes cooking, lighting, heating and air conditioning.

         There are at least four apartment properties that compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy in the nearby competing properties now averages approximately 94%.

         According to information provided by the seller, physical occupancy at the Property averaged approximately 94% in 1993, 95% in 1994, 96% in 1995, 96% in 1996, and 96% in 1997. As of February 4, 1998, the Property was 95 % occupied. The tenants are a mix of white-collar workers, blue-collar workers, students and retired persons.

         The following table sets forth the 1997 real estate tax information of the Property:

                           Assessed
Jurisdiction                 Value          Rate              Tax
------------                 -----          ----              ---

County of Dallas         $6,850,180      $2.80107         $191,878.34


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         The basis of the depreciable  residential  real property portion of the
Property (currently estimated at about $7,458,550) will generally be depreciated over 27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

         The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.

         MATERIAL FACTORS CONSIDERED IN ASSESSING THE PROPERTY. The factors considered by the Advisor and the Company to be relevant in evaluating the Property for acquisition by the Company included the following:

         1. The Dallas/Fort Worth area generally and the specific area in which the Property is located were perceived as being characterized by a diverse, stable and steadily growing economy. Accordingly, it was believed that such economy and its anticipated growth and development would support stable occupancy rates and reasonable increases in rents at the Property.

         2. Based upon an engineering report and its own inspections, the Advisor believes that the Property has been well maintained and is generally in good condition, although the Advisor believes that the planned repairs and improvements will allow future increases in rents at the Property.

         3. The Property is strategically located in the Duncanville area, which is one of the most commercially active areas in the Metroplex, and has a well-respected school system.

         The Company is not aware of any material adverse factors relating to the Property not set forth in this report that would cause the financial information contained in this report not to be necessarily indicative of future operating results.

         ACQUISITION AND MANAGEMENT SERVICES AND FEES. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company will pay Cornerstone Realty Income Trust, Inc., a property acquisition fee equal to 2% of the purchase price of the Property, or $160,000. Cornerstone Realty Income Trust, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.


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